BlackRock Equity Dividend Trust (formerly, BlackRock Dividend
Achievers(tm) Trust)

77D(g)
Policies with respect to security investments

On February 11, 2011, the Board of Trustees of BlackRock
Equity Dividend Trust (the "Trust") approved the following changes in the Trust's non-fundamental investment policies, which were effective as of May 9, 2011:

The Trust will no longer use Mergent, Inc.'s Dividend Achievers(tm) as the underlying universe for investment in equity securities. Instead, the Trust will broaden its investment guidelines to investing across the broader spectrum of dividend paying equities. Under normal market conditions, at least 80% of the Trust's total assets will be invested in common stocks of issuers that pay dividends. Similarly, the investment strategy described in the Trust's non-fundamental investment objective has been modified to remove reference to "above average" dividend paying common stocks.

The Trust amended its restriction on other eligible investments. Previously, the Trust was restricted to investing, under normal market conditions, no more than 20% of its total assets in equity securities that are not identified as Dividend Achievers(tm) by Mergent. Similar to the 80% policy change, the amended policy allows the Trust to invest, under normal market conditions, up to 20% in common stocks of issuers that do not pay dividends. The Trust also removed investment policies limiting the market cap, position size or number of holdings permitted in such Trust.

The Trust has removed its policy limiting its maximum weighting of any individual issuer in its portfolio to 5% at the time of purchase and its policy limiting its portfolio to approximately 60 to 90 issuers from the top 100 highest yielding common stocks in the Dividend
Achievers(tm) Universe.